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                                                                        2000 - 4

                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.
                                      20549

                                     -------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

         For the period commencing April 4, 2000 through April 19, 2000

                                     -------



                      KONINKLIJKE PHILIPS ELECTRONICS N.V.

                              --------------------
                              (Name of registrant)

       Rembrandt Tower, Amstelplein 1, 1096 HA Amsterdam, The Netherlands

                      -------------------------------------
                    (Address of principal executive offices)

            Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F    X      Form 40-F
                                     ---                ---

            Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                         Yes            No   X
                                ---         ---

            If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-
                                                          --------------
            Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

                           Richard C. Morrissey, Esq.
                               Sullivan & Cromwell
                                St. Olave's House
                               9a Ironmonger Lane
                         London EC2V 8EY, UNITED KINGDOM



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This report comprises a copy of the Quarterly Report of the Philips Group for the three months ended March 31, 2000, dated April 19, 2000, as well as a press release entitled "Philips to again execute a Share Reduction Program" of the same date.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 19th day of April, 2000.

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.


                               /s/ C. Boonstra

                                   C. Boonstra
                                   (President,
                      Chairman of the Board of Management)




                              /s/ J.H.M. Hommen

                                  J.H.M. Hommen
                           (Executive Vice-President,
                        Member of the Board of Management
                          and Chief Financial Officer)